Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Airemos Corp
55 New Orleans Rd. Suite 206
Hilton Head Island, SC 29928
www.airemos.com

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Airemos Corp
Address: 55 New Orleans Rd. Suite 206, Hilton Head Island, SC 29928
State of Incorporation: DE
Date Incorporated: October 13, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $249.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All investors

All StartEngine investors will receive 25% OFF retail price of the Airemos Tailgate Series

Early Bird

First 8 days - Friends and Family Early Birds | 10% bonus shares

Until December 31st - Early Bird Bonus | 5% bonus shares

Volume Perks

$1,000+ (Exclusive Tailgate Stool)

$5,000+ (5% Bonus shares)

$10,000+ (10% Bonus Shares)

$25,000+ (20% bonus shares)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Airemos Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.5/share, you will receive 110 common stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Airemos creates inflatable framed structures for a lighter, safer and more efficient alternative to antiquated metal framed structures. Our air-frames save our customers time and money in setup and transportation while giving them a beautiful platform for their brand.

Airemos Corp. launched in 2015 as an inflatable tent company and have generated revenues on a single product line since inception. After working in many different markets and verticals as well as listening to our clients true needs, Airemos has developed a Rapidly Inflatable Framing Technology (RIFTech). RIFTech is an industry disrupting technology because of the versatility in what we can create and the simplicity of construction. This will allow us to penetrate any market by offering a cost effective temporary framing system to create products that are currently made with hardened metal and plastic.

Airemos developed an inflatable framed tent back in 2015 to compete in the event marketing space. Heavy and structured metal "pop-up" tents were industrial looking, a pain to set up and usually didn't last a whole season before succumbing to the elements. So after much R&D, we found the answer in Sri Lanka and worked with a factory there since inception. We have now developed our own technology called RIFTech™ to compete in the event marketing space, and plan to enter a vast number of industries.

Competitors and Industry

Airemos has developed a patent pending product technology called RIFTech™ instead of a single product, therefore, our industry landscape is quite vast.

The simplicity of our construction process allows for inexpensive manufacturing, and the light weight components reduce freight, distribution and assembly costs. Based on our preliminary testing, Airemos has the opportunity to offer a top quality USA manufactured framing system that outperforms any current "temporary use" framed products.

Airemos is one of a few companies in the world, outside of China, manufacturing inflatable framed structures. Based on our research, there are many poor quality and inexpensive products manufactured in China available in the marketplace and a few good quality, but expensive product manufactured outside of the U.S. and China available to the marketplace. There are no U.S. manufactured, inexpensive, and great quality air framed products competing in the industries that we are focusing on.

We will also initially be competing with metal framing products. Aluminum and steel have been used for temporary framing for decades and it will be our mission to shift that paradigm to Air-Frames.

We started and are currently in the temporary tent space, however we plan to enter into many different industries that use temporary framing.

Current Stage and Roadmap

Airemos continues to sell our original tent design, purchased and imported from an offshore manufacturer. This is our current source of revenue and we will maintain this relationship until we are ready for the next stage.

We have developed a patent-pending product technology called RIFTech™ instead of a single product. We have several 4x pending patents filed as provisionals with the USPTO, with many more to come.

Our goal is to take over and reshore manufacturing within the next 3-6 months by implementing our new technology. We have proven the success of our technology with many samples, prototypes and tests and have also identified our customers. The next step is purchasing the proper material, equipment and warehousing in order to produce both our current tent designs as well as several other new framed products to which we have committed awaiting customers. All of this pending the launch of our new manufacturing facility, funded by this StartEngine campaign.

All new products, including our current tent design will be using RIFTech™ framing. We have made verbal agreements with three of our major distributors of event, promotion and marketing products to be their sole supplier of all air-framed products. This will include tents, displays, furniture, custom framing and more. All of our frames will be able to connect or wrap interchangeable custom printed skins for a vibrant look.

The Walt Disney Company, who we've worked with for years is extremely excited for us to present RIFTech™ to all of their divisions, including ESPN, Disney Cruise Line, Run Disney, Disneyland, Parks and Recreation and Studio Productions. The opportunity with the Walt Disney Company as a whole is quite involved and will require design, engineering and custom manufacturing, which are three different revenue streams in our new model.

We are also speaking with RLL Indi-Car Race team, which is co-owned by David Letterman, to produce a number of products for their operation using RIFTech™. This will include RIFTech™ framed awnings, tents, screens, displays, crowd control barriers and more.

Although we have received tremendous feedback from existing clients and customers as well as potential new clients, we are fully aware that too much, too soon is not the best approach. We have a plan to phase out new products based on market demand, the complexity of the project and profitability per unit. Our goals for product rollout will begin slowly, then increase as we identify certain KPI's.

The Team

Officers and Directors

Name: James Ryan Pirkle

James Ryan Pirkle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; President
  Dates of Service: October 13, 2015 - Present
  Responsibilities: Managing all aspects of business operations for $35,000 per year

Name: Tyler Smith

Tyler Smith's current primary role is with SandCastle Constructors. Tyler Smith currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: October 13, 2015 - Present
  Responsibilities: Consult the CEO. No compensation.

Other business experience in the past three years:

- **Employer:** SandCastle Constructors
  Title: Project Manager
  Dates of Service: January 15, 2009 - Present
  Responsibilities: To manage construction projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves an inherent risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company valuation is based on the expected market share.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, or to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired in the future. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage on certain products and technologies and have only manufactured a prototype. Delays or cost overruns in the development of new technologies and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations in this sector of our business. The overall business of The Company will insulate the instances by generating revenue from multiple technologies and product lines.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may be vulnerable to infringement from competition. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Plastic Mold Injection issues

If the plastic does not hold up over time we may experience faulty parts. They will need to be exchanged with quality plastic parts.

Inflatable

End user may mistreat the product and cause a leak in the inflatable frame by puncturing or cutting the frame.

End user may overload the framing system

End user may overload the framing system, greater than the acceptable load (loads will be lab tested for each product before release).

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Ryan Pirkle	3,150,000	Common Stock	63.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of Airemos Corp, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Airemos spent the first couple of years building infrastructure, processes and proceedures to penetrate a market, develop a product and identify revenue channels.

Revenues - Increased over the years but we were capped by lack of proper funding at

Startup phase which resulted in a low bandwidth for the two employees. We could not extend ourselves further to gain more revenue without taking on additional outside capital to fund the growth.

Expenses - Upfront startup costs were high but have been greatly reduced and are now managed with a Lean focus. This included professional and legal fees, research and developement, sampling and prototyping, travel, material, supplies and equipment and other items or services that were required to start the business.

Cost of Goods - Product costs remained high, along with freight and shipping. This is essentially what drove us to shift from a brokerage model of importing goods, to a manufacturing and distribution model where we have full control of product costs.

Marketing - Marketing and advertising was important but very costly in the early years of the company and we did our best to be creative on low budgets. Driving to tradeshows with a loaded pickup truck and a friend to help out. Setting up at events on a trade deal in exchange for a tent. Things like this helped with costs but were not as impactful as if we had a larger budget to really make a splash. Our main effort was to have our existing clients and customers act as our ambassadors to sell the product by their exposure and testimonials.

To the benefit of our efforts, we were able to learn and improve over the last four years and have decent sales. The expenses have been reduce and managed as we are making more data driven decisions on processes, applications and operations. We spend less money on thing that do not impact the bottom line of the business. Cost of goods remain high, however, and the lack of control with production and freight has been the greatest expense of all. We have not experience great profitability due to the high flux of cost of goods and freight. These costs are expected to be controled and reduced in the event we are manufacturing and fulfilling our own products.

Historical results and cash flows:

Historical results and cash flows are NOT to represent the projected outcome of this business model shift. With a successful Crowd Funding Raise, Airemos will be positioned to control ALL costs on a Lean, data driven program. We will reduce product costs due to in-house manufacturing and re-design of product technology. We will reduce cost of advertising and travel by using National Distributors and Sales Representatives. We will reduce cost of freight and fulfillment by establishing minimum order quantity for distribution. We will work with veterans assistance programs as well as vocational work programs to give back to the community and provide local jobs.

We spent the last 5-Years learning, growing and improving our entire process from the technology to the technique.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Airemos has minimal cash on hand but does have credit lines to support ongoing operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the business model shift (off shore manufacturing to US manufacturing) as described herin. Airemos may continue to operate as it has been, but the exciting new opportunities must be fueled by the Crowdfunding Campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised in this crowdfunding campaign are necessary for the changes in the shift in business model. The campaign funds are dedicated to the new model. All current operations will be funded by existing revenue channels.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Airemos will likely be able to manage slow growth in the new model by staging milestones to trigger the next monetary advancement. Therefore operating on a minimal budget, the timeline of this is exponentially larger than if Airemos was to raise the full amount needed.

How long will you be able to operate the company if you raise your maximum funding goal?

Airemos is intended to be a lifetime business with growth in various industries and partnerships with other enterprises. Therefore, with a full fund raise in this round, Airemos can pave the way for growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We believe exit strategies will present themselves in Airemos holding Corp's development as we partition our entities based on vertical market share.

Working with certain government entities may also allow grant opportunities.

Airemos will establish a larger line of credit to support growth periods without tying up cash.

Indebtedness

- **Creditor:** South State Bank
  Amount Owed: $9,090.50
  Interest Rate: 7.94%
  Maturity Date: May 13, 2023

- **Creditor:** Virginia Eberhart
  Amount Owed: $50,000.00
  Interest Rate: 2.5%
  Maturity Date: December 17, 2021
  As of September 30, 2019, the outstanding balance is $41,056.

Related Party Transactions

- **Name of Entity:** Virginia Eberhart
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Dec. 17th 2018, Virginia Eberhart loaned $50,000 to Airemos to cover operational costs. The interest on the loan is 2.5% with a three year maturity.
  Material Terms: Original Amount - $50,000, Outstanding Amount - $41,0566, Opening date - 12/17/2018, Maturity Date - 12/17/21, fixed Interest Rate - 2.5%

Valuation

Pre-Money Valuation: $7,500,000.00

Valuation Details:

Airemos' value was derived from combined metrics of existing market capitalization, projected purchase orders from existing commitments and future penetration into a broad landscape of scalable verticals.

Airemos has capitalized in a single market with a singe product and build relationships with large companies and National distributors. The shift from being a retailer to a manufacturing wholesaler expands our marketshare to include every distributor in the U.S. that sells the products we have been trying to push ourselves. Collectively, these distributors already have the customer base, market share and distribution channels to capture a majority of the demand. This is true for each market that we are looking to enter. Therefore, we believe Airemos will not be competing with national brands and distributors, but supplying them with a top quality U.S. manufactured product.

Airemos is currenetly in the process of communicating and negotiating with three national distributors to form revolving partnerships and purchase orders.

Airemos is also creating multiple revenue channels including services associated with design, engineering, development, leasing options, rental programs and installation programs.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  46.5%
  Airemos will purchase raw materials and components to begin production.

- *Contract Manufacturing*
  50.0%
  Airemos will work with a contract manufacturer to produce our products.

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  9.5%
  Airemos has established a significant group of initial customers but we would like to visit trade events and advertise in trade publications as well.

- *Company Employment*
  18.0%
  Airemos will need to hire a professional team to achieve our goals.

- *Operations*
  27.0%
  Airemos will purchase industrial space, machinery, equipment, supplies and all the necessary elements to establish a U.S. based, lean manufacturing facility.

- *Machinery, Industrial Space, Inventory*
  42.0%
  Airemos will purchase the necessary tools, machines, equipment, inventory and the space required to manufacture RIFTech products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.airemos.com (www.airemos.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/airemos

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Airemos Corp

[See attached]

AIREMOS, CORP

FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Airemos, Corp.
Hilton Head Island, SC

We have reviewed the accompanying financial statements of Airemos, Corp. (the "Company,"), which comprise the balance sheet as of September 30, 2019 and September 30, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending September 30, 2019 and September 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

November 27, 2019
Los Angeles, California

AIREMOS, CORP

BALANCE SHEET

As of September 30,		2019		2018
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,955	$	13,275
Accounts receivable—net		19,912		7,692
Inventories		50,478		46,407
Prepaid expenses and other current assets		-		-
Total current assets		**74,345**		**67,374**
Property and equipment, net		15,894		3,206
Other assets		99		-
Total assets	$	**90,339**	$	**70,581**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	91,462	$	110,288
Credit Card		6,656		10,575
Note Payable-current		3,963		2,000
Other current liabilities		16,562		5,229
Total current liabilities		**118,643**		**128,093**
Note payable-non current		46,098		-
Total non-current liabilities		**46,098**		**-**
Total liabilities		**164,740**		**128,093**
STOCKHOLDERS' EQUITY				
Common Stock		500		500
Preferred Stock		-		-
Additional paid-in capital		224,185		208,185
Retained earnings/(Accumulated Deficit)		(299,087)		(266,197)
Total stockholders' equity		**(74,402)**		**(57,512)**
Total liabilities and stockholders' equity	$	**90,339**	$	**70,581**

See accompanying notes to financial statements.

AIREMOS, CORP

STATEMENT OF OPERATIONS

For Fiscal Year Ended September 30,	2019	2018
Net revenue	$ 300,244	$ 355,493
Cost of goods sold	117,909	125,047
Gross profit	182,336	230,445
Operating expenses		
General and administrative	188,464	197,843
Research and development	17,268	-
Sales and marketing	6,807	33,800
Total operating expenses	212,539	231,643
Operating income/(loss)	(30,203)	(1,198)
Interest expense	3,127	1,975
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(33,330)	(3,173)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (33,330)	$ (3,173)

See accompanying notes to financial statements.

AIREMOS, CORP

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended September 30, 2019 and 2018

(in thousands, $US)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance-September 30, 2017	5,000,000	$ 500	$ 209,118	$ (262,584)	$ (52,966)
Net income/(loss)		-	-	(3,173)	$ (3,173)
Contribution			-	-	$ -
Distribution		-	(933)	-	$ (933)
Balance—September 30, 2018	5,000,000	$ 500	$ 208,185	$ (265,757)	$ (57,072)
Net income/(loss)	-	-	-	(33,330)	$ (33,330)
Contribution	-	-	16,000	-	$ 16,000
Distribution	-	-	-	-	$ -
Balance—Sepember 30, 2019	5,000,000	$ 500	$ 224,185	$ (299,087)	$ (74,402)

See accompanying notes to financial statements.

AIREMOS, CORP

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended September 30,		2019		2018
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(33,330)	$	(3,173)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		3,752		472
Changes in operating assets and liabilities:				
Accounts receivable		(12,220)		(1,937)
Inventory		(4,071)		(16,653)
Prepaid expenses and other current assets		-		-
Other assets		(99)		-
Accounts payable and accrued expenses		(18,826)		34,566
Credit Cards		(3,919)		(3,395)
Other current liabilities		11,332		1,630
Net cash provided/(used) by operating activities		**(57,380)**		**11,510**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(16,000)		-
Net cash provided/(used) in investing activities		**(16,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		48,061		2,000
Issuance of Common Shares		-		-
Contribution/(Distribution)		16,000		(933)
Net cash provided/(used) by financing activities		**64,061**		**1,067**
Change in cash		(9,320)		12,576
Cash—beginning of year		13,275		699
Cash—end of year	$	**3,955**	$	**13,275**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of convertible notes into equity	$	-	$	-

See accompanying notes to financial statements.

1. SUMMARY

Airemos Corp. was formed on October 13, 2015 in the state of Delaware.   The financial statements of Airemos Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hilton Head Island, South Carolina.

Airemos has developed a Rapidly Inflatable Framing Technology (RIFTech). RIFTech is an industry disrupting technology because of the versatility in what we can create and the simplicity of construction. This will allow us to penetrate any market by offering a cost-effective temporary framing system to create products that are currently made with hardened metal and plastic.

2.   SIGNIFICANT ACCOUNTING POLICIES

Year End

The company is on a fiscal year end of September 30.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of September 30, 2019, and September 30, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories consist of our custom inflatable tents and prototypes. They are valued at specific identification and average cost methods.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Airemos Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our custom inflatable tents when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 27, 2019, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended September 30,	2019	2018
Raw Materials	$ -	$ -
Work in Process		
Finished Goods	50,478	46,407
Total Inventories	**$ 50,478**	**$ 46,407**

4. DETAILS OF OTHER ASSETS AND LIABILITIES

Other assets and liabilities consist of the following:

As of Year Ended September 30,	2019	2018
Other Assets:		
Employees advances	$ 99	$ -
Total Other Assets	**$ 99**	**$ -**
Other Current Liabilities:		
Accrued Taxes	$ 2,553	$ 3,360
Accrued Payroll	14,009	1,869
Total Other Current Liabilities	**$ 16,562**	**$ 5,229**

5. PROPERTY AND EQUIPMENT

As of September 30, 2019, and 2018, property and equipment consist of:

As of Year Ended September 30,	2019	2018
Furnitures and Fixtures	$ 3,330	$ 3,330
Vehicles & Equipment	17,244	1,244
Property and Equipment, at Cost	20,574	4,574
Accumulated depreciation	(4,680)	(1,368)
Property and Equipment, Net	**$ 15,894**	**$ 3,206**

The useful lives of the assets in property and equipment is are:

Category	Useful Life
Furnitures and Fixtures	7-10 years
Vehicles & Equipment	5-7 years

Depreciation expense for property and equipment for the fiscal year ended September 30, 2019 and 2018 was $3,312 and $912 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.001 par value. As of September 30, 2019, and 2018, 5,000,000 shares of common stock were issued and outstanding.

7.   DEBT

Notes payable

On January 26, 2018, the company received a loan from a certain lender related to its founder in the amount of $2,000. The loan had no terms and the outstanding amount of $2,000 as of September 30, 2018 was repaid on June 14, 2019.

On December 17, 2018, the company received a loan from a certain lender related to its founder in the original amount of $50,000. The loan is payable in full in 3 years. The loan carries an interest rate of 2.5% only payable at maturity. As of September 30, 2019, the loan has an outstanding balance in the amount of $41,056.

On May 29, 2019, the company entered a loan agreement with South State Bank in the amount $15,500. The loan is secured loan backed by a truck the company owns. The loan carries an interest rate of 7.94% and matures after 4 years on May 13, 2023. As of September 30, 2019, the outstanding balance of this loan is $9,005.

During the year ended September 30, 2019 and 2018, the Company recorded annual interest expense of $3,127 and $1,975, respectively, to accrue for interest due on the notes.

8.   INCOME TAXES

The provision for income taxes for the year ended September 30, 2019, consists of the following:

As of Year Ended September 30,

(in thousands, $US)		2019
Net Operating Loss	$	80
Valuation Allowance		(80)
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at September 30, 2019 and September 30, 2018, are as follows:

As of Year Ended September 30,

(in thousands, $US)		2019		2018
Net Operating Loss	$	40,151	$	32,365
Valuation Allowance		(40,151)		(32,365)
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of September 30, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of September 30, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $32,430 which will begin to expire in 2037. The Company had state NOL carryforwards of approximately $7,721, which will begin to expire in 2037. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of September 30, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and South Carolina jurisdictions for each year in which a tax return was filed.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On May 11, 2018, the Company entered a commercial lease agreement with a certain lessor for the total amount of $9,600. The lease commenced on May 11, 2018 and ended on May 10, 2019.The monthly rent was in the amount of $800.

After the lease expired, the company extended the lease agreement through September 30, 2019 and continue to pay the same monthly rent in the amount of $800.

Rent expense was in the amount of $9, 500 and $9,166 as of September 30, 2019 and 2018 respectively.

Rent expense for the year ended December 2018 and 2017 was $9,817 and $8,635, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

On December 17, 2018, the company received a loan from a certain lender related to its founder in the original amount of $50,000. The loan is payable in full in 3 years. The loan carries an interest rate of 2.5% only payable at maturity. As of September 30, 2019, the loan has an outstanding balance in the amount of $41,056.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 27, 2019, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a stockholder's deficit of $74,402 as of September 30, 2019, has current liabilities in excess of current assets by $40,334 as of September 30, 2019, and has limited liquid assets with just $3,955 of cash as of September 30, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Airemos

Elevate your imagination



RIFTech

Website   Hilton Head Island, SC   MANUFACTURING   ENGINEERING

Airemos creates inflatable framed structures for a lighter, safer and more efficient alternative to antiquated metal framed structures. Our air-frames save our customers time and money in setup and transportation while giving them a beautiful platform for their brand.

$0.00 raised

0 Investors	Days Left
% Equity Offered	$7.5M Valuation
Equity Offering Type	$249.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   Follow

Reasons to Invest

- Already have $1,000,000+ in sales with our current products.
- We've multinational customers, including Disney, Samsung, ESPN, and more
- We have 4 pending utility patents on new Tech with more to be filed

---

"It only takes seconds to turn thin air into products of the future."

OUR STORY

We started with a product... Now we own a technology.

Airemos' founder, Ryan Pirkle, set out to change portable framing by making it lighter and more efficient and found the event tent industry to be the first target market. After designing and developing the Endeavor Tent, Airemos sold $1M in product over four years and will continue to do so. The goal to change portable framing never left Ryan, driving him to engineer a completely new technology to solve other challenges.



Prototype 2016


ULTRA

Product 2017-2019



Technology 2020 - ∞

Taking what they learned, Airemos is developing RIFTech™, the future of temporary framing and we need your help to complete our goals. Airemos' goal is to engineer, design and manufacture RIFTech™ powered products here in the USA, employing retired veterans.


RIFTech
RIFTech
RIFTech

THE PROBLEM

Temporary metal-framed structures are inconvenient and outdated

Anyone who has ever set up a metal framed "pop-up" tent can tell you what a pain it is.

Tents were just the beginning for Airemos but we found that ALL of our customers were so grateful to have a better solution.

When presenting your brand at an event, the tent is the first chance at a good impression. However, portable framing systems come with their challenges. Made of metal poles and plastic parts, these tents lead to pinched fingers and inevitably roadside trash. Metal options are antiquated, heavy, bulky, dangerous, or too poorly built to last and existing inflatable-frames have proved to be vulnerable to failure or too heavy to be practical.

Packing, shipping and logistics with metal frames are extremely expensive and time consuming especially when you arrive at the trade show.


Michelob
ULTRA CLUB
ULTRA CLUB
ULTRA CLUB
ULTRA

RIFTech™ can frame everything you see in the photograph above. Tents, umbrellas, guard rails, stairs, platforms, furniture.

THE SOLUTION

Using AIR to create durable, lightweight solutions

No matter what the shape and size of your structure, Airemos will soon be able to construct an Air-Framed solution for your specific needs. Using proprietary modular connections, we can rapidly prototype, design, develop and manufacture

the perfect Air-Frame for you.



Airemos is taking Air-Frames to a whole new level

Airemos has developed a proprietary product technology called RIFTech (Rapidly Inflatable Framing Technology) that offers a completely modular framing system entirely supported by pressurized air. This is a universal system that allows for the following:

- Completely modular product technology using beams, joints and couplers
- Rapidly assembled for low cost manufacturing
- Manufactured in the U.S.A.
- Ability to create unlimited product designs using our standard components
- Competitive costs to off-shore produced products
- Super lightweight
- Ultra versatile
- Easy DIY repairs when needed
- Scalable product lines in any vertical
- Universal enough to license to other product manufacturers









Air Furniture



Marine Applications



LED Illumination

THE MARKET

We have the ability to scale in unlimited markets with RIFTech™ product technology

Airemos will continue to grow in the event marketing and advertising tent space with our current distributors. This is a growing market for innovative new designs and technologies to showcase corporate brands.

We are currently working with several industry leaders to develop new products in their respective spaces. **This includes Indi Car, Golf, Retail Activation, Resorts, Amusement Parks and Cruise Ships.** Imagine all the places you see your investment in use...





FORECAST/OBJECTIVE
MARKETS & INDUSTRIES
HOUSEHOLD
MILITARY
HUMANITARIAN
ENVIRONMENTAL
WORLDWIDE

RIFTech Elevate your imagination

What we are working towards in the near future

Year 1 and 2

Grow into our new manufacturing capacity

Year 3 and 4

Move into new manufacturing locations, distribution hubs, and sales outposts

By Year 5

10-12 business lines ranging from advertising to sports brands, amusement parks and concerts

OUR TRACTION

$1M+ revenue and customers with Disney, ESPN and Marriott are just the beginning

By offering a single design tent in three sizes, Airemos has disrupted the event marketing and advertising space by selling approximately $1M in product over four years of doing business. We realized a 53% increase in revenue from year 2-to-3 and a 30% increase in gross profits from 3-to-4.

With RIFTech, we have started conversations with several of the nation's largest distributors of event marketing and advertising tents to source from Airemos once we begin U.S. production.

Some incredible customers

Our notable customers with some of the world's largest brands include Disney, Tent Craft, Alliance Brands, Proforma, Caesars Entertainment, AT&T, Samsung, Anheuser Busch, and more. We are also working in several verticals with RIFTech to include Golf (Troon Golf) and Indi-car racing (RLL Race Team, Graham Rahal and David Letterman's team)















adidas

SAENGER







WHAT WE DO

Air-framed tents as a proof of concept, ready to expand our patent-pending technology

Our air-framed tents turn thin air into a highly visible advertisement for your brand, team, or cause in only 90 seconds.



THE BUSINESS MODEL

Multiple revenue streams in products and services

Airemos has already grossed approximately $1M in product sales to date. As we move into 2020 and beyond, we plan to grow revenue streams to include the following:

- OEM Product Wholesale
- Private label product sales
- Retail sales – specific products under strategic brands
- IP licensing and royalties (6 pending utility patents with dozens more to be filed)

- Engineering services
- Design services
- Prototyping services
- Partnerships in specific industries that will require recurring EDM needs



Anticipated Company Milestones
Q4
Be recognized as a global brand
Q3
Begin working with U.S Government
Q2
R&D new markets with custom products, focus on Lean Manufacturing
Q1
Establish manufacturing facility, hire Phase I team, fulfill first orders with existing clients
January '20
Acquire proper funding, purchase materials, equipment and building

Currently, we import Airemos-designed air-framed tents from overseas and market and advertise to the consumer to gain sales. We work directly with the consumer to decorate and customize the colors and aesthetics of their tent. As we continue to grow, we will be shifting into a US-based EDM firm and will manufacture and distribute products that we have engineered and designed.



Use of Funds
Minimum Funding Goal
$10,000
40%
Inventory, Machinery & Industrial space
60%
Operations
Maximum Funding Goal
$1,070,000
42%
Inventory, Machinery & Industrial space
18%
Human Resources
27%
Operations
6%
Advertising & Promotions

Airemos will be using StartEngine funds to launch our new Business Model.

HOW WE ARE DIFFERENT

Our patents give us exclusivity in a wide range of industries on a global scale.

The temporary framing industry has depended on antiquated systems and materials that set the status quo 30+ years ago. Based on our research, even the newest frame systems are constricted with aluminum, fiberglass, and other hard metals and plastics while other off-shore built inflatable frames have proven to be vulnerable for failure or too heavy to be practical. We will be the **ONLY US air-frame manufacturer** able to create products with RIFTechnology and we are working on global IP protection.







The core patent to our RIFTechnology is in the utility of connecting modular beams to central connectors directed at purposeful angles in order to assemble a greater system. Then containing pressurized air within this system to erect a rigid frame. The length of the beams and the angles of the connectors may be manipulated to accomplish uncountable shapes and sizes. RIFTech has and will continue to inspire new assemblies, products, business lines, custom solutions and so on.

Obtaining global patent ability will allow Airemos to work with international partners in product design, manufacturing and custom solutions. There is also a great opportunity to work with U.S. and allied military and government organizations within this proprietary technology.

THE VISION

A community responsible company with multiple business lines and massive growth

growth.

The next two years will be dedicated to growing strategically into our new manufacturing capacity and becoming a lean, community-conscious facility. In the 3rd and 4th year, we will strategize on a growth model that capitalizes on multiple manufacturing locations, distribution hubs, and sales outposts. By year 5, we project Airemos Holding Corp. will have 10-12 business lines that are partitioned and structured as their own entity, allowing for exit strategies on certain product lines or business lines and helping diversify our risks as a whole. All this will be possible by working with our local communities, our municipalities and our retired military personnel.

OUR TEAM

We are a dedicated duo, growing quickly with focus on former military personnel.

Since its inception, Airemos has operated with a two-person team. Ryan Pirkle, founder and CEO, has worked in every aspect of the business from designing, engineering, and manufacturing to sales, marketing, and product sourcing, to delivery and repairs. Starr Pirkle, Ryan's mom, joined the team in 2017 as the office/business manager and has since developed into an all-around operations manager. Together, Ryan and Starr work together on the daily duties of running Airemos as well as planning for the growth of the company. The next positions we are looking to fill are financial controller, production worker, and operations manager.

We plan to work with military transition programs/companies to hire former military personnel. SC Economic Development Company is assisting with this program.



Team-5 medical team deployed in Peru with an Airemos 12'x12'

WHY INVEST

Join us in helping Airemos and RIFTech reach its full potential

We have worked through the "start-up" growing pains and have an established product in a massive market. We have a robust rolodex of fortune 500 customers and interested buyers of our new Airemos manufactured products. For 2019 we have over $300k in existing revenues in the first market we are looking to disrupt... the Event Tent Space.

I challenge you to come up with a new design using RIFTech...
Let us know what design YOU want!

PERKS

All StartEngine investors

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October 2015 — Incorporated at Airemos Corp.

December 2015 — Exchanged our first sale of goods

March 2016 — Ryan visited our off-shore facility to work on design and engineering

June 2017 — Airemos settled it's first partnership with a large tent distributor

2019 — Airemos began developing a new technology (RIFTech) in expectation of becoming a US manufacturer

2020 — Airemos completes a successful fundraise with StartEngine (ANTICIPATED)

2020 — Airemos begins manufacturing in new facility (ANTICIPATED)

2025 — Airemos becomes an enterprise with multiple business line entities (ANTICIPATED)

Meet Our Team

Meet Our Team



Ryan Pirkle

Founder & CEO

Ryan is obsessively dedicated to achieving goals. He absolutely loves the art of business, engineering and development. He's a natural born sales person who's never met a stranger.



Starr Pirkle

Office & Business Manager

Starr is extremely collected and organized. She is able to manage multiple tasks while focusing on the greater mission. She acts as a center point for the business as we grow.



Murphy Dogg

Moral Support

Murphy focuses on keeping the company calm and collected by taking short walks, playing catch and asking for belly rubs. Murphy is a good boy.

Offering Summary

Company :	Airemos Corp
Corporate Address :	55 New Orleans Rd. Suite 206, Hilton Head Island, SC 29928
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,999.50
Minimum Investment Amount :	$249.00

(per investor)

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 713,333

Price per Share : $1.50

Pre-Money Valuation : $7,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All investors

All StartEngine investors will receive 25% OFF retail price of the Airemos Tailgate Series

Early Bird

First 8 days - Friends and Family Early Birds | 10% bonus shares

Until December 31st - Early Bird Bonus | 5% bonus shares

Volume Perks

$1,000+ (Exclusive Tailgate Stool)

$5,000+ (5% Bonus shares)

$10,000+ (10% Bonus Shares)

$25,000+ (20% bonus shares)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Airemos Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.5/share, you will receive 110 common stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

Form C Filings


(SHOW MORE)


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What's up, StartEngine Crew. Welcome and thank you. Seriously, thank you, because I know who you are. You're the pioneers. You're the early adopters. You're the people that are out there in the world looking for something new that's going to shake it up and you want to be a part of it. So luckily, you came to the right place, StartEngine, and you found the right campaign.

My name's Ryan Perkle. I'm 35 years old. I'm the Founder and CEO of AIREMOS. I'm here in beautiful Hilton Head, South Carolina, and I'm looking to make a change. So we developed a technology that's going to completely change the way we do things.

So no matter who you are or where you live, how old you are, what you're doing, in the next 18 to 24 months, you will find a product that is powered by AIREMOS RIFtech. But I need your help to get there. So if you're hungry, if you're interested, listen to the rest of the story and hopefully we can have you as an investor.

Air is the new steel, and Airemos is the new leader. For over five years Airemos founder, Ryan Pirkle, has been successfully providing air structures for events marketing and has worked with some of the largest brands in the world. Additionally, he has successfully grown his business to over $1 million in sales, and it's continuing to expand. While working logistics in Afghanistan for the armed forces, Ryan experienced firsthand how inefficient and costly it was to move the heavy, bulky, temporary, steel framing systems. So, upon return to the US, he set about developing a new, patented, innovative airframe technology. RiFTech was born.

RiFTech, rapidly inflatable framing technology, is a proprietary, modular air framing system that can be used to set up temporary framing for an endless amount of uses, tents, sound stages, railings, sports structures, stages. The list goes on. It's safe, strong, efficient, easy to set up, and customizable with logos, colors, and company branding. The use cases are endless and in high demand. So high, in fact, there are requests totalling more than a million dollars from clients across the globe ready to make use of this technology. Event marketing is a $15 billion a year business and Airemos most will become the go-to solution for nearly every temporary framing need, and that's just one market. There's temporary housing, military applications, live events, and much more.

We're giving you the chance to get in on the ground level and become an owner in this business. Your contribution will help us build our brand new facility in the low country of South Carolina, where RiFTech will be developed and manufactured for worldwide distribution. Be a part of this groundbreaking company by investing today. As a small thank you, we'll give you a 25% discount on our tailgate series tent for your next event. For more information and your chance to invest, visit www.startengine.com/airemos.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.